UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to _____________

Commission file number  0-20664

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

BOOKS-A-MILLION, INC.
401(k) PROFIT SHARING PLAN

B.	Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Books-A-Million, Inc.
402 Industrial Lane
Birmingham, AL 35211

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 22, 2011

Plan Administrator
Books-A-Million, Inc. 401(k) Profit Sharing Plan
Birmingham, Alabama

We have audited the accompanying statement of net assets available for benefits of Books-A-Million, Inc. 401(k) Profit Sharing Plan as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Books-A-Million, Inc. 401(k) Profit Sharing Plan as of December 31, 2005, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements.  The supplementary information is required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management and has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Warren, Averett, Kimbrough & Marino, LLC

Birmingham, Alabama

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of
Books-A-Million, Inc. 401(k) Profit Sharing Plan:

We have audited the accompanying statement of net assets available for benefits of Books-A-Million, Inc. 401(k) Profit Sharing Plan as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended (not presented herein). These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Books-A-Million, Inc. 401(k) Profit Sharing Plan as of December 31, 2004, and the changes in net assets available for benefits for the year then ended (not presented herein), in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 (not presented herein) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Atlanta, Georgia
February 22, 2011

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

ASSETS	2005	2004
Investments	$12,424,695	$10,337,582
Receivables
Company contributions	765,320	702,036
Total assets	13,190,015	11,039,618

Net assets available for benefits	$13,190,015	$11,039,618

See notes to financial statements.

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2005

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$630,148
Interest and dividends	320,396
950,544

Contributions:
Company contributions	785,947
Participant contributions	1,475,551
Rollovers from participants	60,459
2,321,957
Total additions	3,272,501

Deductions from net assets attributed to:
Distributions to participants	1,110,370
Administrative expenses	11,734
Total deductions	1,122,104

Net increase	2,150,397

Net assets available for benefits:
Beginning of year	11,039,618

End of year	$13,190,015

See notes to financial statements.

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005 AND 2004
AND FOR THE YEAR ENDED DECEMBER 31, 2005

1.   DESCRIPTION OF PLAN

The following description of the Books-A-Million, Inc. 401(k) Profit Sharing Plan (the "Plan") provides only general information.  For a more complete description of the Plan’s provisions, refer to the Plan agreement.

General
The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").  All employees of Books-A-Million, Inc. and its subsidiaries (the "Company") who have completed six consecutive months of service and have attained the age of 21 are eligible to participate in the Plan.  Under a trust agreement effective September 12, 2003, SunTrust Bank, NA (the "Trustee") was appointed trustee for the Plan.

Contributions
Each year, participants are allowed to make elective contributions to the Plan, not to exceed 15% of their compensation, as defined.  Participants may also make rollover contributions of amounts representing distributions from other qualified retirement plans.  Participants age 50 and older may also make catch-up contributions.  The Company’s contribution to the Plan equals a discretionary matching contribution of up to 6 % of a participant’s compensation plus a discretionary profit sharing contribution.  In order for participants to receive discretionary matching contributions, they must meet minimum service requirements and be actively employed as of the last day of the Plan year.  For the Plan year ended December 31, 2005, the Company’s contributions to the Plan equaled a discretionary matching contribution of 6% of a participant’s eligible compensation.  No profit sharing contributions were made during this time.  Contributions are subject to certain regulatory limitations.

Participant Accounts
Each participant’s account is credited with the participant’s elective contribution and any related actual earnings (losses) and annually with the Company’s discretionary matching contribution and an allocation of the Company’s discretionary profit sharing contribution (if applicable).  Participants are also charged with an allocation of administrative expenses, if any, based on account balances, as defined.  Participants may direct their contributions, any Company matching contributions and any related earnings into various investment options available under the Plan.  In addition, participants are allowed to change their investment elections quarterly.

Vesting
Participants are vested immediately in their voluntary contributions plus actual earnings (losses) thereon.  Vesting in the Company’s discretionary matching contributions and the Company’s discretionary profit sharing contributions, plus actual earnings (losses) thereon, is based upon years of service.  A participant vests 20% a year after completion of one year of service and is 100% vested after five years of credited service.

Forfeitures
Forfeitures are created when participants terminate employment before becoming fully vested in their benefits under the Plan.  At December 31, 2005 and 2004, forfeited nonvested accounts totaled $27,998 and $20,628, respectively.  Under the terms of the Plan agreement, forfeitures can first be used to pay Plan expenses, and any remaining forfeitures may be used to reduce future Company contributions to the Plan.  During 2005, Company contributions were reduced by $20,628 from forfeited nonvested accounts.

Payment of Benefits
Upon termination of service due to retirement, disability, death or termination of employment, the participant’s vested account balance is paid in a lump sum distribution.  If the vested benefit in the Plan (excluding amounts attributable to rollovers) does not exceed $5,000, then the participant’s benefit must be distributed in a single lump-sum payment as soon as administratively feasible following the event that entitles the participant to a distribution.

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005 AND 2004
AND FOR THE YEAR ENDED DECEMBER 31, 2005

If the vested benefit in the Plan (excluding amounts attributable to rollovers) exceeds $5,000, then the participant must consent to the distribution before it may be made.  Effective January 1, 2004, the participant may elect to receive a distribution as a single lump-sum payment of the entire account balance.

Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000 (subject to certain restrictions and approval) or 50% of the participant’s vested account balance.  The loans are issued by the Plan and secured by the balance in the participant’s account.  Loans with a face amount less than $2,000 must be repaid within a period of three years.  All other loans must be repaid within a period of five years, unless the loan is used to purchase a principal residence, whereby the loan must be repaid within a reasonable period of time not to extend beyond 15 years.  Under the terms of the Plan agreement, Plan loans will bear a reasonable rate of interest consisting of a fixed rate of interest equal to the prime rate at the loan’s inception plus one percent.  Principal and interest are repaid to the Plan ratably through monthly payroll deductions.

Investment Options
Participants may direct their contributions, any discretionary Company contributions and any related earnings into various investment options.  In addition, participants are allowed to change their investment elections quarterly.  The investment options include the SunTrust Retirement Stable Asset Fund, the STI Classic US Government Securities Fund, the STI Classic Balanced Fund, the MFS Value Fund, the SunTrust Retirement 500 Index Fund, the Fidelity Advisor Dynamic Capital Appreciation Fund, the AIM Small Capital Growth Fund, the Templeton Foreign Fund, the STI Classic Small Capital Value Equity Fund, the STI Classic Prime Quality Money Market and Books-A-Million, Inc. common stock.

In addition, the Company's discretionary profit-sharing contributions, if any, are fulfilled through the contribution of Company common stock.

Administrative Expenses
Substantially all administrative costs and management fees of the Plan are paid by the Company.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements of the Plan have been prepared based on the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value.  Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.  Collective trust funds are stated at fair value as determined by the trustee, based upon the quoted market prices of the underlying investments.  Participant loans are valued at cost, which approximates fair value.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005 AND 2004
AND FOR THE YEAR ENDED DECEMBER 31, 2005

Subsequent to year-end, the Financial Accounting Standards Board issued several pronouncements relating to fair value. The new guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a framework for measuring fair value.  The guidance also expands disclosures about fair value measurements for assets and liabilities and is effective for the Plan in phases beginning with the Plan year ending December 31, 2008. Plan management does not expect that the adoption of this guidance will have a material effect on the reported amounts in the Plan’s financial statements and expanded disclosures will be provided upon adoption.

Payment of Benefits
Benefits are recorded when paid.

3.   INVESTMENT INFORMATION

The fair values of individual investments that represent five percent or more of the Plan’s net assets are as follows:

	December 31
	2005	2004

Fidelity Advisor Dynamic Capital Appreciation Fund	$3,233,980	$2,516,875
SunTrust Retirement Stable Asset Fund	$2,109,381	$1,702,002
MFS Value Fund	$1,677,034	$1,494,521
SunTrust Retirement 500 Index Fund	$1,294,787	$1,143,458
STI Classic Balanced Fund	$931,788	$901,344
STI Classic US Government Securities Fund	$738,132	$599,942
Books-A-Million, Inc. Company Stock	$1,179,057	$1,145,254

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $630,148 as follows:

December 31, 2005

Mutual funds	$478,600
Collective trust funds	126,682
Company stock	24,866
Total net appreciation in fair value of investments	$630,148

4.   TAX STATUS

The Plan has adopted a prototype nonstandardized profit sharing plan with a cash or deferral arrangement.  The Plan obtained its latest determination letter on July 22, 2004, in which the Internal Revenue Service (“IRS”) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”).  The Plan has been amended since receiving the determination letter.  However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005 AND 2004
AND FOR THE YEAR ENDED DECEMBER 31, 2005

5.   PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100% vested in their accounts.

6.   RISK AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7.   RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds, collective trust funds and money market funds managed by SunTrust Bank, NA.  SunTrust Bank, NA is the trustee of the Plan, and, therefore, these transactions qualify as party-in-interest transactions.  The fair market value of the Company stock held as investments as of December 31, 2005 and 2004 was $1,179,057 and $1,145,254, respectively.

8.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

December 31, 2005

Net assets available for benefits per the financial statements	$13,190,015
Contributions receivable	(765,320)
Net assets available for benefits per Form 5500	$12,424,695

The following is a reconciliation of contributions per the financial statements to Form 5500:

December 31, 2005

Total contributions per the financial statements	$2,321,957
Prior year contributions receivable	702,036
Current year contributions receivable	(765,320)
Total contributions per Form 5500	$2,258,673

9.   SUBSEQUENT EVENTS

The Plan was amended April 1, 2007 to allow the Plan to assess a disbursement fee against an individual participant's account for the following Plan distribution expenses: lump-sum distributions following termination, death or disability; administrative fees attributable to the distribution of a participant's account upon termination; fees attributable to the

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005 AND 2004
AND FOR THE YEAR ENDED DECEMBER 31, 2005

processing of a qualified domestic relations order; hardship distributions processing fees; and in-service distributions processing fees.

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value

*	SunTrust Retirement 500 Index Fund	Collective trust	$1,294,787
*	SunTrust Retirement Stable Asset Fund	Collective trust	2,109,381
	AIM Small Capital Growth Fund	Mutual fund	200,330
	Fidelity Advisors Dynamic Capital Appreciation Fund	Mutual fund	3,233,980
	Templeton Foreign Fund	Mutual fund	188,389
	MFS Value Fund	Mutual fund	1,677,034
*	STI Classic Small Capital Value Equity Fund	Mutual fund	223,151
*	STI Classic Balanced Fund	Mutual fund	931,788
*	STI Classic US Government Securities Fund	Mutual fund	738,132
*	STI Classic Prime Quality Money Market	Money market	27,997
*	Books-A-Million, Inc.	Common stock (pending)	17
*	Books-A-Million, Inc.	Common stock	1,179,057
*	Participant loans	Loans to participants (interest rates ranging from 5.00% to 10.00%)	620,652

			$12,424,695

    *  Represents a party-in-interest.

    Column (d) has not been presented as this information is not applicable.

See accompanying independent auditors' report.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN

Date: February 22, 2011	by: /s/Clyde B. Anderson
Clyde B. Anderson
Chairman, President and Chief Executive Officer of Books-A-Million, Inc., the Plan Administrator of the Books-A-Million, Inc. 401(k) Profit Sharing Plan

Date: February 22, 2011	by:/s/Douglas G. Markham
Douglas G. Markham
Executive Vice President and Chief Administrative Officer of Books-A-Million, Inc., the Plan Administrator of the Books-A-Million, Inc. 401(k) Profit Sharing Plan

Date: February 22, 2011	by:/s/Brian W. White
Brian W. White
Chief Financial Officer of Books-A-Million, Inc., the Plan Administrator of the Books-A-Million, Inc. 401(k) Profit Sharing Plan

Exhibit Index

Exhibit 23.1                      Consent of Independent Registered Public Accounting Firm - Warren, Averett, Kimbrough & Marino, LLC.

Exhibit 23.2                      Consent of Independent Registered Public Accounting Firm - Grant Thornton LLP.